Exhibit 99.1

Yingli Green Energy Announces Business Updates

— Company Confirms Cash Flow Sufficient for Current Capacity Expansion Plans and Working Capital

— Company Confirms No Further Capacity Expansion Plan beyond Its Current Capacity Expansion Plans

BAODING, China--(BUSINESS WIRE)--Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or “the Company”), one of the world's leading vertically integrated photovoltaic (“PV”) product manufacturers, today confirmed that it believes its current cash and expected cash flow from operations and committed available lines of credit will be sufficient to meet its currently anticipated cash needs for the remainder of 2008 and for fiscal year 2009, including cash needs for working capital and capital expenditures for the remaining phases of its current capacity expansion plans.

The Company confirms that at September 30, 2008, the Company’s cash and cash equivalent totaled approximately RMB 883 million (US$130 million) and that the Company also had approximately RMB 3,723 million (US$548 million) in authorized lines of credit, of which RMB 2,614 million (US$385 million) were drawn down up to date. The remaining RMB 1,109 million (US$163 million) in available lines of credit can be used if and when needed. In addition, the Company has also received a letter of intent from a PRC domestic bank relating to a potential line of credit of RMB 500 million (US$74 million).

As previously announced, the Company recently completed installation of an additional 200 MW of annual manufacturing capacity in each of PV polysilicon ingots and wafers, PV cells and PV modules bringing the Company’s total annual manufacturing capacity to 400 MW for each stage of the PV value chain. As part of the current capacity expansion plans, the Company also plans to install an additional 200 MW of manufacturing capacity in each of PV polysilicon ingots and wafers, PV cells and PV modules, which is expected to be completed in the third quarter 2009. The Company confirms that it believes its current cash and expected cash flow from operations and committed available lines of credit will be sufficient to cover its capital expenditures to reach its anticipated total manufacturing capacity of 600 MW in 2009 while maintaining adequate working capital to support its operations. In this regard, the Company confirms it has no plans to conduct fund-raising from the capital markets to support this expansion and currently has no plans for further manufacturing capacity expansion beyond 600 MW while it focuses on maximizing utilization of existing capacity and further improving the cost structure of its production.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release is made solely for the purpose of reader’s convenience and unless otherwise indicated is based on the noon buying rate in the New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York on September 30, 2008, which was RMB 6.7899 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “targets”, “projects,” “potential,” “outlook,” “continue,” “is/are likely to” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

CONTACT:
In China:
Yingli Green Energy Holding Company Limited
Qing Miao, +86-312-3100-502
Director, Investor Relations
ir@yinglisolar.com
or
In the United States:
Christensen
Linda Bergkamp, +1-480-614-3004
lbergkamp@ChristensenIR.com
or
In Hong Kong:
Christensen
Chen Yuan Yuan, +852-2232-3926
ychen@ChristensenIR.com